FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                            For the month of March

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________









(FOR IMMEDIATE RELEASE)

MARCH 14 2005

                             WATERFORD WEDGWOOD PLC

                            YEAR-END Trading update

Waterford Wedgwood, the luxury lifestyle group, announces that total sales for the year to 31 March 2005 are expected to be approximately 6% down on the prior year on a like-for-like basis. Profit margins are also lower than last year. Accordingly the financial results for the year will be below current market expectations.

As previously announced, there has been considerable monthly variation in Group revenues during the year. Sales for the six months to the end of September 2004 were down 5% on the same prior-year period on a like-for-like basis (i.e. at constant currency exchange rates and excluding discontinued or disposed-of activities). While sales in October were down 10% on the same basis, sales for November and December stabilised - up 3% and 2% respectively on prior year in constant terms. However, this was not the start of a sustained upturn. Sales in January and February have disappointed, particularly February, and were 11% down on the same months last year.

Lower volume of production at the group's main operations led to significant under-recovery of fixed overhead and to lower margins.

The Board remains confident in the group's ability to successfully navigate its way through these difficult times. It continues to have the support of its principal shareholders as it seeks to reduce the company's fixed cost base. The Board is reviewing the actions required to return the company to sustainable profitability at current sales levels and exchange rates.

In parallel with its focus on costs, Waterford Wedgwood plans to bring to market new products under each of its brand names.

Waterford Wedgwood further advises that the projected cost synergies from its recent acquisition of Royal Doulton plc are likely to meet expectations. It is anticipated that the majority of the financial benefits from these savings should be enjoyed towards the second half of the year ending March 2006. The transfer of Royal Doulton's fine bone china production to Wedgwood's nearby Barlaston plant is on schedule and first production is expected in the week of 11 April.

The Company advises that its planned programme of inventory reduction, announced in June of last year, has been largely accomplished. This has led to inventory reduction of approximately EUR50 million.

The Company announced, in June 2004, its plans to simplify its business by focusing on more productive lines and very significantly reducing the total number of actively available products (its total stock-keeping units - SKU's). This SKU-rationalisation programme has now been successfully implemented, leading to a 64% reduction in active SKUs.

Waterford Wedgwood expects to announce its preliminary results for the full year to 31 March 2005 on or around 16 June 2005.

Redmond O'Donoghue, Group Chief Executive, said: "Weak demand in January, February and the beginning of March combined with an accelerated inventory reduction programme will substantially impact our financial results.

"In these circumstances, we plan to continue to address our fixed costs base while investing in new, classic and contemporary product streams and other focused marketing programmes."

ends

ENQUIRIES

Waterford Wedgwood plc                          Tel: +353 1 607 0166

Redmond O'Donoghue, Group Chief Executive Officer
Peter Cameron, Group Chief Operating Officer
Patrick Dowling, Acting Chief Financial Officer

Dennehy Associates (Ireland)                    Tel: +353 1 676 4733

Michael Dennehy
Powerscourt (UK/International)                  Tel: +44 20 7236 5615

Rory Godson
Victoria Brough



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date:14th March, 2005